Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

a different kind of oil & natural gas company

LINN Energy
LINNCo

NASDAQ:LINE • NASDAQ:LNCO

RBC MLP Conference Panel Banking Outside the Box: A Look at Non-Traditional Financing Strategies

Forward-Looking Statements
and Risk Factors
Statements made in these presentation slides and by representatives of LINN Energy,
LLC and LinnCo, LLC (collectively the “Company”) during the course of this presentation that are not historical facts are forward-looking statements. These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, future distributions, future growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-
looking statements. These include risks relating to financial performance and results, indebtedness under LINN Energy’s credit facility and Senior Notes, access to capital markets, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for natural gas, oil and natural gas liquids, LINN
Energy’s ability to replace reserves and efficiently develop LINN Energy’s current reserves, LINN Energy’s ability to make acquisitions on economically acceptable terms, regulation, availability of connections and equipment and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See “Risk Factors” in LINN Energy’s 2012
Annual Report on Form 10-K, Forms 10-Q, Registration Statement on Form S-4, each as amended, and any other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. The market data in this presentation has been prepared as of
November 4, 2013, except as otherwise noted.

LINN Operations
Berry Operations
LINN Overview
Corporate
Headquarters
(Houston)
NM
TX
KS
IL
LA
MI
ND
OK
CA
East Texas
WY
UT
CO
California
Uinta Basin
Piceance Basin
Permian Basin
East Goldsmith
Field Acquisition
LINN Energy IPO in 2006 with initial
enterprise value of ~$713 million
Completed or announced 60 transactions
for ~$15 billion
(1)
Large, long-life diversified reserve base
Note: Market data as of November 4, 2013 (LINE and LNCO closing prices of $31.80 and $33.36 respectively). Unless noted
otherwise, all operational and reserve data as of December 31, 2012. Estimates of proved reserves for the East
Goldsmith Field acquisition were calculated as of the effective date of the acquisition using forward strip oil and natural gas prices, which differ from estimates calculated in accordance with SEC rules and regulations. Estimates of proved reserves for the East Goldsmith Field acquisition based solely on data provided by seller.
(1) Includes pending Berry transaction and 15 acquisitions comprising the Appalachian Basin properties sold in July 2008.
(2) Pro forma for the East Goldsmith Field acquisition and $500 million term loan facility.
(3) Pro forma for pending merger with Berry Petroleum (“Berry”), which remains subject to closing conditions, including shareholder and unitholder approval.
(4) Pro forma for the East Goldsmith Field acquisition and Panther divestiture.
(5) Well count does not include ~2,500 royalty interest wells.
($ in billions) Current
(2)
PF Berry
(2)(3)
Equity market cap $7.5 $10.7
Total net debt 7.0 8.8
Enterprise value $14.5 $19.5
($ in billions)
Current
(4)
PF Berry
(3)(4)
Total proved reserves ~5.0 Tcfe ~6.6 Tcfe
% proved developed 64% 62%
% liquids 47% 54%
Reserve life-index ~17 years ~17 years
Gross productive wells
(5)
~16,000 ~19,000

Reduces Tax
Reporting
Burdens
Shareholders receive Form 1099 rather than a Schedule K-1
No state income tax filing requirements
No UBTI
(1)
implications
Efficient Tax
Structure
Estimated tax at LinnCo
(2)
estimated to be $0.00, $0.01 and
$0.07 per share for 2013, 2014 and 2015, respectively
Simple & Fair
Structure
1 LinnCo share = 1 vote of LINN unit
Similar economic interest
Expands Investor
Base and Access
to Capital
Institutions
Tax-exempt organizations
Incremental retail investors (including IRA accounts)
Tax-Efficient Way
to Acquire E&P
C-Corps.
Both private and public
LinnCo Structure
Strategic Rational and Advantages
(1) Unrelated business taxable income.
(2) Includes pending Berry merger and assumes current strip prices and estimated capital spending.

LinnCo Structure

LINE
Unitholders
LLC
Units
LNCO
Shareholders
LinnCo
Common
Shares
Current distribution
of $2.90 / unit
(1)
Schedule K-1 (partnership)
LINE LNCO
Current dividend
of $2.90 / share
(2)
Form 1099 (C-Corp.)
LLC
Units
Investors now have the ability to own LINN Energy two ways:
LINE (Partnership for tax purposes / K-1)
LNCO (C-Corp. for tax purposes / 1099)
Tax liability to LinnCo on LINN
Energy’s distribution estimated
to be $0.00, $0.01 and $0.07 per
share for 2013, 2014 and 2015,
respectively (3)
$2.90
Distribution
$2.90
Distribution
$2.90
Dividend
(1) Represents the current annualized cash distribution of $2.90 per unit.
(2) Represents the current annualized cash dividend of $2.90 per share.
(3) Includes pending Berry merger and assumes current strip prices and estimated capital spending.
LINN Energy, LLC

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Enterprise Value ($B)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$53
$70
$92
$144
$193
$169
$243
$330
$463
$635
$802
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013TD

T. Rowe Price Value $16B
Mutual Shares $15B
American Funds Washington $65B
Vanguard Value Index $27B
T. Rowe Price Equity Income $28B
Dodge & Cox Stock $52B
American Funds American Mutual $29B
MFS Value $30B
Blackrock Equity Dividend $30B
Vangaurd Windsor Funds $46B

Size of Institutional Yield Market is
Substantial

LinnCo structure allows LINN to access the much larger
institutional market
Note: Market data as of November 4, 2013. Source for MLP Enterprise Value chart: R.W. Baird Equity Research and FactSet. Source for Income Mutual Funds chart: Morningstar.
Source for table: Wells Fargo Securities, LLC.
Historical MLP Enterprise Value Top-10 Equity Income Mutual Funds
The top-10 equity income mutual funds have an
aggregate of ~$338 billion of assets and an
average portfolio yield of ~1.6%.
Average MLP Average MLP
Time Period Secondary ($MM) Issuances / Year
2003 - 2009 $150.9 42
2010 - 2013TD $251.8 60
% Increase 67% 43%

The U.S. Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the
SEC, to disclose only resources that qualify as "reserves" as defined by SEC rules. We use terms describing hydrocarbon quantities in this presentation including “inventory” and “resource potential” that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in LINN Energy’s
Annual Report on Form 10-K for the year ended December 31, 2012, available from LINN Energy at 600 Travis,
Suite 5100, Houston, Texas 77002 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.
In this communication, the terms other than “proved reserves” refer to the Company's internal estimates of hydrocarbon volumes that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates may be based on economic assumptions with regard to commodity prices that may differ from the prices required by the SEC to be used in calculating proved reserves. In addition, these hydrocarbon volumes may not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System or the SEC’s oil and gas disclosure rules.
Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be ultimately recovered from the Company's interests may differ substantially from the
Company’s estimates of potential resources. In addition, our estimates of reserves may change significantly as development of the Company's resource plays and prospects provide additional data.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.